Mail Stop 3561

      August 15, 2005


Via U.S. Mail and Fax
Saleem S. Mohamed
President
Maysia Resources Corporation
1600 Beach Avenue
Vancouver, British Columbia
Canada V6G 1Y8

	Re:	Maysia Resources Corporation
		Form SB-2
		Filed July 22, 2005
		File No. 333-126813

Dear Mr. Mohamed:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Prospectus Cover Page, page 3
1. Please revise the legend required by Item 501(a)(7) of Regulation
S-B to include the statement that any representation to the contrary is a criminal offense.
2. Indicate whether you will seek to list or quote the shares on any trading market.
3. If you intend to use the prospectus before effectiveness, please include the legend required by Item 501(a)(10) of Regulation S-B and the corresponding undertakings required by Item 512 of Regulation S-
B.
4. We note your statement that "Our common stock will be sold by Saleem S. Mohamed, one of our officers and directors." Please revise to clarify that your common stock will be sold on your behalf by Mr.
Mohamed. Also disclose that Mr. Mohamed will not receive any commissions or proceeds from the offering for selling the shares on your behalf.

Use of Proceeds, page 10
5. Please revise so that the offering expense amounts you disclose here are consistent with those you disclose on page 52. For example, the two tables appear to state different amounts for the SEC registration fee and for accounting fees.
6. You state that the proceeds you will allocate to paying for your
SEC filing will increase from $250 if 75% of the shares are sold to
$2,150 if 100% of the shares are sold. In addition, you disclose that your accounting fees will increase from $500 if the minimum number of shares are sold to $1,500 if 75% of the shares are sold. Please tell us in response to this comment whether or not you have an arrangement with the attorney who prepared your Form SB-2, as well as the accounting firm that audited your financial statements, that provides for a contingency fee, the amount of which varies with the success of your minimum/maximum offering. If part of Mr. Lysiak`s fee and your accounting firm`s fee is based on the success of the minimum/maximum offering, please also provide disclosure of that arrangement as required by Item 509 of Regulation S-B.
7. We note that Mr. McLeod was responsible for identifying and staking your mineral claim and was paid $4,098 for his services. We also note that you state on page 25 that your breakdowns as to expenses for consultants, drilling, and the hiring of subcontractors were made in consultation with Mr. McLeod. Please confirm in your response letter that no additional payments were made or are due to
Mr. McLeod for his services.

Plan of Distribution; Terms of the Offering, page 14
8. Clarify whether subscribers have the right to withdraw their funds if you successfully sell the minimum amount, but have not yet terminated the offering.
9. Please state clearly that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

* extension of the offering period beyond the disclosed time frame;
* change in the offering price;
* change in the minimum sales requirement;
* change in the minimum amount of proceeds;
* change to allow sales to affiliates in order to meet the minimum sales requirement; and
* change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post-effective amendment.

Section 15(g) of the Exchange Act-Penny Stock Disclosure, page 15
10. We note your statement on page 15 that the penny stock rules "may affect the ability of broker/dealers to sell our securities and also may affect your ability to resell your shares." Please revise to make clear that your common stock will be considered a penny stock and explain how investors` ability to resell shares will be adversely impacted.

Business, page 18

Background, page 18
11. Clarify the Crown`s ability to reclaim the mineral rights to the land. For example, if the company determines that mining for gold would be successful, is the company guaranteed to keeping 100% of the mining rights for the property after one year if it pays the CND$100 fee?

Management`s Discussion and Analysis or Plan of Operation, page 28

Plan of Operation, page 28
12. We note that if you are successful in discovering gold you intend on mining the property instead of selling the mining rights.
Explain
how you intend on trying to "develop the reserves ourselves through the use of a consultant." For example, discuss how you would fund such a venture and the costs involved in doing so.




Limited Operating History; Need for Additional Capital, page 30
13. It is not clear whether you will need additional funds to operate for one year if you receive the minimum amount of proceeds in this offering. Please revise to clarify whether you will need to obtain additional funds if you sell 1 million shares and less than 2 million shares in this offering.
14. We note your second risk factor in which you state that none of the proceeds from this offering will be used to generate revenues from mining operations. Clarify what sources of capital will be used to engage a consultant if mining is deemed to be viable.
Item 28. Undertakings, page 54
15. You have correctly provided the undertakings set forth in Item 512(a) of Regulation S-B, but have not included the Rule 415 box on the cover page of your registration statement. Please include the checked Rule 415 box on the cover page of your registration statement. See Interpretation D.36 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, found on the web at http://www.sec.gov/interps/telephone/1997manual.txt.

Exhibits

General
16. Please file the trust agreement between Maysia Resources and Saleem Mohamed as an exhibit to your Form SB-2.

Exhibit 5.1
17. Counsel states in paragraph 1 that "The Company`s existence and form is valid and legal pursuant to the representation above."
Revise the opinion to confirm that counsel has independently verified the company`s legal existence and form.





*	*	*	*

      As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.




      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Derek Swanson, Staff Attorney, at (202)551-
3366
or me at (202) 551-3810 with any questions.


								Sincerely,



								Larry Spirgel
								Assistant Director




cc:	Conrad C. Lysiak
	Via Facsimile: (509) 747-1770

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Saleem S. Mohamed
Maysia Resources Corporation
August 15, 2005
Page 1